HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

Filenr. 82-4865

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Naarden, 4 December 2003

**Re: Hagemeyer N.V.,
Filenr. 82-4865**

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Patricia Vonk

Enc.

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 4 December 2003

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
25-11-2003	English and Dutch	Mr Wiet Pot retained as Strategic Financial advisor by Hagemeyer
25-11-2003	English and Dutch	Article in Financiele Dagblad
05-11-2003	English and Dutch	Hagemeyer and Gilde Investment agree on the sale of Stokvis Tapes Group

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. OTHER

Date	Language	Subject
None		

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer trekt de heer Wiet Pot aan als Strategisch Financieel Adviseur

Hagemeyer maakt bekend de heer Wiet Pot te hebben aangetrokken als Strategisch Financieel Adviseur. Hij zal nauw samenwerken met de Raad van Bestuur, specifiek op het gebied van de financiële herstructurering van de onderneming en de succesvolle afronding daarvan.

De heer Pot, voorheen Managing Director van Goldman Sachs, beschikt over ruime ervaring op het gebied van het structureren van complexe financiële transacties.

Naarden, 25 november 2003
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: Corporate Services
020 – 4715225

www.hagemeyer.com

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Mr Wiet Pot retained as Strategic Financial Advisor by Hagemeyer

Hagemeyer today announces that it has retained the services of Mr Wiet Pot as Strategic Financial Advisor. He will work closely with the Board of Management with a specific focus on the financial restructuring of the Company and its successful completion.

Mr Pot, formerly Managing Director of Goldman Sachs, brings a wealth of experience in structuring complex financial transactions.

Naarden, November 25, 2003
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Corporate Services
+ 31.20.4715225

www.hagemeyer.com

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

In reactie op het artikel over Hagemeyer in het Financieele Dagblad van hedenmorgen 25 november 2003, maakt Hagemeyer het volgende bekend.

Hagemeyer werkt momenteel aan herfinancieringsmogelijkheden. In dit kader wordt ook gesproken met een financiële investeerder. Het besluitvormingsproces met betrekking tot de herfinanciering is niet afgerond. Op dit moment valt niet nauwkeurig aan te geven wanneer dit wel het geval zal zijn.

Naarden, 25 november 2003
HAGEMEYER N.V
Raad van Bestuur

Noot voor de redactie:

voor nadere informatie: Corporate Services
020-4715225

www.hagemeyer.com

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

In reaction to the article on Hagemeyer in the Financieele Dagblad of this morning, November 25, 2003, Hagemeyer announces the following.

Hagemeyer is presently working on refinancing alternatives. Discussions are also taking place with a financial investor. The decision making process with respect to the refinancing is not completed. At this point in time it is not possible to give an exact indication on timing.

Naarden, November 25, 2003
HAGEMEYER N.V.
Board of Management

Note to the editor:

for further information: Corporate Services
+ 31.20.4715225

www.hagemeyer.com

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

HAGEMEYER AND GILDE INVESTMENT AGREE ON THE SALE OF STOKVIS TAPES GROUP

Hagemeyer announces today that with immediate effect the Stokvis Tape Group B.V. has been sold to Gilde Investment Management B.V. and the management of the Stokvis Tapes.

Stokvis Tapes is a leading quality distributor of technical tapes mainly in Western Europe. It has operating companies in the Netherlands, Belgium, Germany, France, UK, Denmark, Sweden, Norway, Finland, Hungary and China and has 300 employees. Consolidated sales for 2002 amounted to EUR 77.9 million. Stokvis Tapes operates on a stand-alone basis, independent from any other Hagemeyer PPS activity and has therefore little synergies with the rest of Hagemeyer's operations.

The total consideration is approximately EUR 33 million and the book gain on the transaction amounts to approximately EUR 14 million.

Naarden, November 5, 2003
HAGEMEYER N.V.
Board of Management

For further information: R.A.J. Hin
+ 31.35.6957676

www.hagemeyer.com

82- 4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

HAGEMEYER EN GILDE INVESTMENT BEREIKEN OVEREENSTEMMING OVER DE VERKOOP VAN STOKVIS TAPES GROUP

Hagemeyer maakt bekend dat de Stokvis Tapes Group B.V. met onmiddellijke ingang verkocht is aan Gilde Investment Management B.V. en het management van de Stokvis Tapes.

Stokvis Tapes is een belangrijke distributeur van hoogwaardige technische tapes, voornamelijk in West-Europa. De onderneming heeft vestigingen in Nederland, België, Duitsland, Frankrijk, de UK, Denemarken, Noorwegen, Finland, Hongarije en China en heeft 300 medewerkers in dienst. De totale omzet over 2002 bedroeg EUR 77,9 miljoen. Stokvis Tapes opereert geheel onafhankelijk van de andere PPS activiteiten van Hagemeyer waardoor er sprake is van weinig synergie met de overige Hagemeyer bedrijven.

De totale verkoopprijs bedraagt circa EUR 33 miljoen en de boekwinst van deze transactie bedraagt circa EUR 14 miljoen.

Naarden, 5 november 2003
HAGEMEYER N.V.
Raad van Bestuur

voor nadere informatie: R.A.J. Hin
035 – 6957676

www.hagemeyer.com